SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of June 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

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                                                                  19 June 2006


                     Substantial Share Interest Notification


SVG Capital plc (the "Company") was notified on 16 June 2006, that as of 15 June 2006, and following an increase in the Company's issued share capital, Legal & General Group PLC and/or its subsidiaries, no longer hold a notifiable interest in the ordinary shares of the Company.

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Enquiries:

John Spedding
Schroder Investment Management Limited                       Tel: 020 7658 3206


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                                                                  20 June 2006




                    Substantial Share Interest Notification


SVG Capital plc ("The Company") was notified on 16 June 2006 that as at that date, Legal & General Group plc and/or its subsidiaries had a notifiable interest, registered through HSBC Global Custody Nominee (UK) Ltd, through various material interests, in 4,259,354 ordinary shares of GBP1.00 each in the Company, being 3.06% of the 138,805,045 shares in issue.

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Enquiries:

John Spedding
Schroder Investment Management Limited                       Tel: 020 7658 3206



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                                                                  21 June 2006




                    Substantial Share Interest Notification


SVG Capital plc (the "Company") was notified on 21 June 2006, that as of 14 June 2006, and following an increase in the Company's issued share capital, Aviva Plc and its subsidiaries, no longer hold a notifiable interest in the ordinary shares of the Company.

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Enquiries:

John Spedding
Schroder Investment Management Limited                       Tel: 020 7658 3206

                                                                   23 June 2006


                   Substantial Share Interest Notification


The Company was notified on 22 June 2006 that Schroder Investment Management Limited, who is managing on a discretionary basis investment portfolios for clients and unit trusts operated by an affiliated company, Schroder Unit Trusts Limited, has an interest in the Company amounting to 16,561,549 ordinary shares of GBP1 each, being 11.93% of the 138,805,045 shares in issue.

The notification advised that Schroder & Co Limited who is managing on a discretionary basis investment portfolios for clients has an interest in the Company amounting to 2,866,718 ordinary shares of GBP1 each, being 2.07% of the 138,805,045 shares in issue.

The notification advised that Schroder & Co Bank AG as a custodian has an interest an interest in the Company amounting to 4,637,447 ordinary shares of GBP1 each respectively, being 3.34% of the 138,805,045 shares in issue.

The notification also advised that Schroders plc, the holding company of Schroder Investment Management Limited, Schroder & Co. Limited and Schroder & Co Bank AG, which is treated as having an interest in all of the above shares under the Companies Act by virtue of its ownership of Schroder Investment Management Limited, Schroder & Co. Limited and Schroder & Co Bank AG holds a beneficial interest in 7,113,449 ordinary shares of GBP1 each, being 5.12% of the 138,805,045 shares in issue.

The dates of the transactions were not disclosed.

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Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206



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                                                                   23 June 2006




                SUBSTANTIAL SHARE INTEREST NOTIFICATION

SVG Capital plc (The "Company") was notified on 22 June 2006 that, following the conversion of 2013 Convertible Bonds and the issue of new ordinary shares by the Company, AEGON Investment Management BV has an aggregate interest in 24,603,665 ordinary shares of GBP1 each in the Company, amounting to 17.73% of the 138,805,045 shares in issue.

AEGON Investment Management BV is acting on behalf of both AEGON Global Investment Fund NV, a listed investment company that has an interest in 20,133,164 ordinary shares of GBP1 each, Maatschappijbelegging VNA, that has an interest in 1,470,501 ordinary shares of GBP1 each and AEGON Levensverzekering NV who has an interest in 3,000,000 ordinary shares of GBP1 each.

The details of the transaction were not provided.

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Enquiries:

John Spedding
Schroder Investment Management Limited                       Tel: 020 7658 3206


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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: June 23, 2006


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries